AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                 AMENDMENT NO. 1
                                 ---------------

                              BUSH BOAKE ALLEN INC.
                            (Name of Subject Company)

                              BUSH BOAKE ALLEN INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    123162109
                      (CUSIP Number of Class of Securities)
                                 ---------------

                              Dennis M. Meany, Esq.
                  Vice President, General Counsel and Secretary
                              Bush Boake Allen Inc.
                                7 Mercedes Drive
                           Montvale, New Jersey 07645
                                 (201) 391-9870
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 WITH A COPY TO:

                             Robert B. Schumer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities Exchange Commission on October 6, 2000 (the "Schedule 14D-9"), by Bush Boake Allen Inc., a Virginia corporation (the "Company"), relating to the tender offer (the "Offer") by B. Acquisition Corp., a Virginia corporation ("Offeror"), which is a wholly-owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated October 6, 2000 (the "Schedule TO"). The Offer relates to the purchase of all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2000, and in the related Letter of Transmittal included as exhibits to the Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 25, 2000 among Parent, Offeror and the Company.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following information thereto:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer (the "Waiting Period") expired on October 26, 2000.

     A copy of the joint press release, dated October 30, 2000 issued by Parent and the Company announcing the expiration of the Waiting Period is attached hereto as Exhibit 9 and is incorporated herein by reference.

ITEM 9.  EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibit thereto:

Exhibit 9 Joint Press Release, dated October 30, 2000 issued by Parent and the Company.(1)

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        BUSH BOAKE ALLEN INC.



                                        By:  /s/ Dennis M. Meany
                                             ----------------------------------
                                             Name:  Dennis M. Meany
                                             Title: Vice President, General
                                                    Counsel and Secretary

Dated:  October 30, 2000